TS&W/Claymore Tax-Advantaged Balanced Fund

2455 Corporate West Drive

Lisle, Illinois 60532

July 27, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs:

Enclosed for filing on behalf of TS&W/Claymore Tax-Advantaged Balanced Fund (the “Trust”), pursuant to Rule 17g-1(g)(1)(i)(a) and (b) under the Investment Company Act of 1940 (“1940 Act”) are the following:

(a) a copy of the fidelity bond issued by ICI Mutual Insurance Company naming the Trust as the insured; and

(b) a copy of the resolutions of a majority of the Board of Trustees of the Trust who are not “interested persons” of the Trust approving the form and amount of the bond.

The premium for the bond has been paid for the period from April 27, 2007 to March 31, 2008.

Please contact the undersigned at (630) 577-2248 with any questions or comments.

Sincerely,

/s/ Matthew J. Patterson
Matthew J. Patterson
Secretary